Exhibit (12)

Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

June 16, 2021

FS KKR Capital Corp.

201 Rouse Boulevard

Philadelphia, Pennsylvania 19112

FS KKR Capital Corp. II

201 Rouse Boulevard

Philadelphia, Pennsylvania 19112

Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to FS KKR Capital Corp., a business development company organized as a Maryland corporation (the “Acquiring Fund”), to FS KKR Capital Corp. II, a business development company organized as a Maryland corporation (the “Acquired Fund”) and to Rocky Merger Sub, Inc., a Maryland corporation and wholly-owned direct subsidiary of the Acquiring Fund (the “Merger Sub”), in connection with the merger of the Merger Sub with and into the Acquired Fund, with the Acquired Fund being the surviving entity, followed by the merger of the Acquired Fund with and into the Acquiring Fund, and holders of shares of common stock of the Acquired Fund (the “Acquired Fund Shares”) receiving, in cancellation of their Acquired Fund Shares, shares of common stock of the Acquiring Fund plus cash in lieu of fractional shares of the Acquiring Fund at the election of the Acquiring Fund (collectively, the “Reorganization”), pursuant to the Agreement and Plan of Merger, dated November 23, 2020, between the Acquiring Fund, the Acquired Fund, the Merger Sub and FS/KKR Advisor, LLC, the investment advisor to the Acquiring Fund and the Acquired Fund (the “Plan”), specifically regarding whether the Reorganization will be treated for U.S. federal income tax purposes as a reorganization qualifying under section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Unless otherwise defined, capitalized terms used in this opinion have the meanings assigned to them in the Plan.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the joint proxy statement/prospectus in definitive form referenced in the Plan (the “Joint Proxy Statement/Prospectus”) and the registration statement on Form N-14 referenced in the Plan (the “Registration Statement”), (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquiring Fund, (4) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquired Fund, and (5) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion. This opinion is based on the assumption that the Reorganization will be consummated in accordance with the Plan, the Registration Statement (including the Joint Proxy Statement/Prospectus) and such other documents, certificates and records. This opinion is based upon the Code, Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof.

FS KKR Capital Corp. – FS KKR Capital Corp. II June 16, 2021

Based upon and subject to the foregoing, we are of the opinion that, for United States federal income tax purposes, the Reorganization will constitute a “reorganization” within the meaning of Section 368(a) of the Code.

This opinion is expressly only as of the date hereof. Except as set forth above, we express no other opinion.

Very truly yours,

/s/ Dechert LLP